MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Financial Condition
As of December 31, 2016
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document in accordance
with Rule 17a-5(e)(3)

MML Investors Services, LLC and Subsidiaries

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member of
MML Investors Services, LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, LLC and its subsidiaries as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of MML Investors Services, LLC and its subsidiaries as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

Hartford, Connecticut
February 17, 2017

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

Assets

Cash and cash equivalents	$	34,385
Cash segregated under federal regulations		971
Receivables from brokers or dealers and clearing organizations		23,276
Receivables from related parties		3,633
Prepaid expenses and other assets		4,553
Deferred tax assets, net		288
Total assets	$	67,106

Liabilities and Equity

Commissions and trail commissions payable	$	28,663
Payables to related parties		5,795
Payables to terminated noncontrolling interests		145
Accounts payable and accrued expenses		3,315
Taxes payable		1,345
Total liabilities		39,263
Member's equity		65,800
Accumulated deficit		(37,957)
Member's equity		27,843
Total liabilities and member's equity	$	67,106

The accompanying notes are an integral part of this consolidated financial statement.

Notes to Consolidated Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

(1)   Organization

MML Investors Services, LLC ("MMLIS") is an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). MMLIS is the retail broker-dealer for MassMutual's career agency system and offers a wide variety of investment products and services through MassMutual agents, including open-end mutual funds, fee-based investment advisory programs, limited partnerships, variable insurance products, unit investment trusts, and general securities.

MMLIS is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, LLC ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia.

MMLIS is the parent company of MML Insurance Agency, LLC ("MMLIA"). MMLIA enables MassMutual agents to sell non-MassMutual insurance products and conducts business in all 50 states, Puerto Rico, and the District of Columbia.

MMLIS has been affiliated with MSI Financial Services, Inc. (formerly known as, MetLife Securities, Inc.) ("MSI") since July 1, 2016 when MassMutual acquired MSI in connection with its purchase of the MetLife Premier Client Group. On October 14, 2016 MMLIS and MSI filed a Continuing Membership Application (CMA) with FINRA seeking to merge MSI into MMLIS, with MMLIS surviving the merger. Subject to regulatory approval, MMLIS and MSI plan to merge on or around March 25, 2017.

MMLIS has a controlling interest in MMLISI Financial Alliances, LLC ("MFA"). MFA is a Delaware Series limited liability company formed to facilitate referrals made by certain professional firms to MMLIS, MMLIA, and MassMutual, for products and services. MFA is registered with the SEC as an investment adviser and is licensed as an insurance agency in 49 states, Puerto Rico and the District of Columbia. Through its Series B ownership position, MMLIS maintained a 51% controlling interest in MFA and the Series A members, comprised of professional firms, held the remaining 49% noncontrolling interest. On September 30, 2016 the membership interests for all active Series A members were terminated, at which time MMLIS's ownership interest increased to 100%.

MMLIS and MMLIA are organized as limited liability companies pursuant to the Massachusetts Limited Liability Act. The sole member of MMLIS is MassMutual Holding LLC, whose sole member is MassMutual. For federal and most state tax purposes, MMLIS and MMLIA are treated as single member limited liability companies disregarded as separate entities from their sole owners (see Note 9). MMLIS, MMLIA, and MFA are collectively referred to herein as the "Company."

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

(2) **Summary of Significant Accounting Policies**

The significant accounting policies are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of MMLIS as well as MMLIA and MFA. MMLIS consolidates entities over which it exercises control and has a greater than 50% ownership interest. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests excess cash in money market mutual funds managed by unrelated third parties, which are classified as cash equivalents. At December 31, 2016, there was $27,000 invested in money market mutual funds. Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of MMLIS customers, in accordance with Rule 15c3-3 of the SEC (see Note 4).

Revenue Recognition and Related Expense

Commission revenue from mutual funds, annuities, and other securities transactions, as well as related commission and clearing expenses, are recorded on a trade date basis as securities transactions occur. Commission revenue is primarily earned based upon a percentage of the related sales, payment of which is generally received either on a weekly or a monthly basis. Corporate registered investment advisor ("CRIA") revenue and Trail commission revenue, which represents asset-based 12b-1 service fees paid to MMLIS by open-end mutual fund companies, and related commission expenses are recognized as the revenue is earned. CRIA and Trail commission revenues are determined based upon a percentage of assets under management, payment of which is generally received on a quarterly basis. The Company estimates its accruals for revenues earned based upon the volume of transactions, cash receipts, or assets under management in current and prior periods, as applicable.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

For securities held in brokerage accounts, the Company uses National Financial Services, LLC as clearing agent to process customer trades.

Distribution fees, which do not have a related commission expense, are recognized in the period in which the services are performed. (See Note 3).

Fair Value of Financial Instruments

The reported carrying value of financial instruments, including cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

General Agent Continuing Commission Program

The Company has a General Agent Continuing Commission program that facilitates the allocation of future commissions from GDC between a General Agent ("the Former GA") and their successor (the "Successor GA") where certain requirements, primarily related to age and years of service, have been satisfied. These commission payments to the Former GA represent their participation in the GA commission overrides generated from commissions earned by the agents within the agency. The role of MMLIS is to process future GDC generated by the agency and distribute to the Former and Successor GAs. Effective December 30, 2010, this program was frozen and no additional General Agents will become eligible for the program. General Agents who are currently receiving payments under this program will continue to receive payments if any future commission overrides are generated.

In 2006, MMLIS committed to making fixed commission payments to certain Former GAs. The present value of the remaining liability approximates its fair value of $65 at December 31, 2016. The obligations for these payments, which expire in July 2017, are recorded as Commissions payable on the Consolidated Statement of Financial Condition ("Statement of Financial Condition").

Income Taxes

Income taxes payable are based upon the Company's best estimate of its current and deferred tax liabilities. Effective October 1, 2016 MFA became a disregarded entity of MMLIS. All income from October 1, 2016 through December 31, 2016 is included in MMLIS' financial results, as well as the related taxes.

Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company's temporary differences primarily include accrued liabilities and prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

New Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *"Leases (Topic 842),"* which is effective for fiscal years beginning after December 15, 2018 for public companies. Currently, GAAP does not require a lessee to include an asset or liability on its balance sheet with respect to an operating lease. This guidance changes the current GAAP accounting treatment by requiring a lessee to include on its balance sheet an asset and liability arising from an operating lease. Generally, the amount of the lease liability will be calculated as the present value of unpaid lease payments. The amount of the lease asset also will reflect the present value of unpaid lease payments, but it will also reflect any initial direct costs, prepaid lease payments, and lease incentives. Consequently, the amount of the lease asset may not equal the amount of the lease liability. The Company is assessing the impact of adopting this ASU and does not anticipate it will have a significant impact to its consolidated financial statements.

In October 2016, the FASB replaced ASU No. 2015-02 with ASU No. 2016-17, *"Consolidation (Topic 810): Amendments to the Consolidation Analysis,"* both of which were effective for fiscal years beginning after December 15, 2016. All legal entities are subject to reevaluation under the revised consolidation model. This ASU focuses on the consolidation evaluation and simplifies consolidation accounting by reducing the number of consolidation models. It modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities (VoIEs), eliminates the presumption that a general partner should consolidate a limited partnership and similar entities, and provides a scope exception from consolidation guidance for reporting entities with interests in certain money market funds. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, *"Presentation of Financial Statements - Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,"* which is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. This ASU requires management of an entity to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. It also defines substantial doubt as being when it is probable that the entity will be unable to meet its obligations as they become due within one year of the date the financial statements are issued or available to be issued. When making this assessment, management is required to consider relevant conditions or events that are known or reasonably knowable and to evaluate and disclose whether its plans alleviate that doubt. The adoption of this guidance did not have an impact on the Company's consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

(3) **Related Party Transactions and Agreements**

Through distribution agreements, MMLIS is either the retail distributor or the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual and its indirect wholly-owned subsidiaries C.M. Life Insurance Company ("C.M. Life") and MML Bay State Life Insurance Company ("MML Bay State"). In addition, MMLIS is the sub-distributor of the MassMutual Premier Funds and MassMutual Select Funds (the "MassMutual Funds") and is placement agent for certain unregistered private placement life insurance and annuity contracts issued by MassMutual. MassMutual agents who are MMLIS registered representatives sell these above referenced policies, contracts, funds, and private placements for which they receive commissions.

MMLIS provides broker-dealer and distribution services related to MassMutual's retirement services for its Individual Retirement Account (MMIRA) Program. MMLIS pays distribution support to MassMutual equal to the MMIRA Program fee income. This program is closed to new accounts.

In accordance with the terms of MMLIS's agreement with MassMutual for the distribution and servicing of registered 401(k) retirement products, MMLIS earned commission and trail revenue in 2016 and incurred distribution support costs equal to these revenues that are payable to MassMutual.

Pursuant to the distribution and servicing agreements noted above with MassMutual, C.M. Life, and MML Bay State, MMLIS is compensated for distribution and underwriting services.

MMLIS has a selling agreement with its affiliate OppenheimerFunds Distributors, LLC ("OFDI") for the distribution of the OppenheimerFunds, a family of open-end mutual funds and 529 plans. Under the terms of the selling agreement, MMLIS earned commissions and service fees from OFDI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company earned marketing, distribution assistance, and conference support from OFDI.

MMLIS receives trail commissions from OFDI as a result of client investment selections that are available in MassMutual retirement products purchased in connection with IRA rollovers. In 2016, MMLIS earned trail commission revenues related to these funds and paid distribution support costs equal to these revenues to MassMutual.

MMLIS has an agreement with MassMutual Trust Company, FSB ("MMTC"), a wholly-owned subsidiary of MassMutual, for the solicitation and referral of trust fiduciary services. Under the terms of the agreement, MMLIS earned referral fees from client assets invested through MMTC.

All employees of the Company are direct employees of MassMutual. Employee related costs are charged to the Company as part of Management fee expense, in accordance with an intercompany service agreement with MassMutual. For purposes of disclosure within these statements, MassMutual employees who perform work for the Company are referred to as MMLIS employees.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

MMLIS's eligible employees and retirees are covered by MassMutual's employees' benefit plans, which provide benefits for certain of its active and retired employees. These benefit plans include funded and unfunded non-contributory defined benefit pension plans, funded (qualified 401(k) thrift savings) defined contribution plans, disability plan, and life and health insurance that is provided through group insurance contracts, some of which are issued by MassMutual. These plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). As the plan's sponsor, MassMutual retains the liabilities. MMLIS funds the costs of these plans as they are incurred, which are settled on a monthly basis.

MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover MMLIS's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as the benefits are provided to the participants.

The Company has service agreements with MassMutual that provide for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing, cash management, and other general corporate services for which MMLIS is charged a management fee. While management believes that the management fee is calculated on a reasonable basis, it may not be indicative of the costs that would have been incurred on a stand-alone basis.

MMLIS provides services to MML Strategic Distributors, LLC ("MSD"), MML Distributors, LLC ("MMLD"), both wholly-owned subsidiaries of MassMutual, and MSI including, but not limited to, accounting, and other general corporate services. Under the service agreements, MSD, MMLD, and MSI pay management fees to MMLIS for these services.

Receivables and Payables to Related Parties

Receivables from related parties consist of the following as of December 31, 2016:

Commissions due from MassMutual	$ 2,866
Referral fees due from MM Trust Company	671
Management fees due from MSI	66
Management fees due from MMLD	9
Management fees due from MSD	4
Interest income due from MassMutual	17
Receivables from related parties	$ 3,633

In addition, commissions and trails receivable from related parties of $2,276 are included in Receivables from brokers or dealers on the Statement of Financial Condition.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

Payables to related parties consist of the following as of December 31, 2016:

Management fees due to MassMutual	$	4,920
Distribution support due to MassMutual		862
Other due to MassMutual		13
Payables to related parties	$	5,795

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are generally settled in the following month.

The Company reviews current and future capital needs with its parent on at least an annual basis to ensure that adequate capital is maintained.

(4)   Customer Protection Reserve under SEC Rule 15c3-3

As a fully computing broker-dealer registered with the SEC, MMLIS is subject to the SEC's Customer Protection rule ("Rule 15c3-3") and is required to maintain a separate bank account designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, LLC" for customer funds received. As of December 31, 2016, the balance in this account totaled $971, which is in excess of the required balance, and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

(5)   Net Capital Requirements

As a broker-dealer, MMLIS is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of "aggregate indebtedness" to "net capital", as those items are defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. In addition, in accordance with FINRA Rule 4110, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. At December 31, 2016, the Company had net capital of $20,168, which was $17,583 in excess of its required net capital of $2,585. The Company's ratio of aggregate indebtedness to net capital was 1.92 to 1.

Certain net assets of MMLIA are included as allowable capital in the consolidated computation of MMLIS's net capital since these assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

MFA is accounted for using the equity method of accounting for the purpose of filing MMLIS's FOCUS Report with FINRA, in accordance with FINRA regulations, and is included as a non-allowable asset in the computation of the Company's net capital.

The following is a summary of certain financial information for MFA that is not included in MMLIS's net capital computation in its FOCUS Report as of December 31, 2016:

	MFA
Assets	$ 487
Liabilities	$ 219
Equity	$ 268

(6) Litigation, Regulatory Inquiries, Commitments and Contingencies

The Company is involved in litigation arising in and out of the normal course of business, including, but not limited to, alleged registered representative misconduct, which seeks both compensatory and punitive damages. The Company is, from time to time, also involved in regulatory investigations, inquiries, and internal reviews, certain of which are ongoing. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

As of December 31, 2016, the Company has $1,217 included in Accounts payable and accrued expenses on the Statement of Financial Condition for unsettled legal matters.

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications as of December 31, 2016. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Notes to Consolidated Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

(7) **Income Taxes**

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual, and its eligible subsidiaries and certain affiliates (the "Parties"), including the Company, have executed and are subject to a written tax allocation agreement (the "Agreement"). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses that it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes. Allocated taxes are calculated and paid on a quarterly basis.

The Internal Revenue Service ("IRS") has completed its examination of the years 2010 and prior. The IRS is currently auditing the tax years 2011 through 2013, and expects to conclude in early 2017. The Company does not expect a material change in its financial position or liquidity as a result of this audit.

Companies generally are required to disclose unrecognized tax benefits, which are the tax effect of positions taken on their tax returns which may be challenged by the various taxing authorities, in order to provide users of financial statements more information regarding potential liabilities. Management has determined that no reserves for material uncertain tax positions are required at December 31, 2016.

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 2016 are as follows:

Deferred tax assets:	
Compensation and legal accruals	$ 633
Total deferred tax assets	633
Deferred tax liabilities:	
Prepaid expenses	345
Total deferred tax liabilities	345
Net deferred tax asset	$ 288

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

(8) Subsequent Events

The Company has evaluated subsequent events through February 17, 2017, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.